SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                      Ticketmaster Online-CitySearch, Inc.
                                (NAME OF ISSUER)

                 Class B Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    88633P203
                                 (CUSIP NUMBER)


               Thomas J. Kuhn, Esq.     Daniel R. Goodman, Esq.
               USA Networks, Inc.       Ticketmaster Corporation
               152 West 57th Street     3701 Wilshire Boulevard Los
               New York, NY 10019       Angeles, CA 90010
               (212) 314-7200           (213) 381-2000



            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 22, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 4 Pages)


ITEM 1.     SECURITY AND ISSUER

            This constitutes Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement"), dated December 2, 1999, with respect to shares of Ticketmaster Online-CitySearch ("TMCS") Class B common stock, par value $.01 per share (the "Class B Common Stock"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement. The principal executive offices of TMCS are located at 790 E. Colorado Boulevard, Suite 200, Pasadena, California 91101.


ITEM 4.     PURPOSE OF THE TRANSACTIONS

            The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following information:

            On June 25, 2000, USAi issued a press release, a copy of which is attached as Exhibit 2 and incorporated herein by reference.

            Except as set forth herein, neither USAi nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following document is filed as an exhibit to this statement:

            2.    Press release of USA Networks, Inc., dated June 25, 2000

                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date:  June 26, 2000

                                       USA NETWORKS, INC.


                                       By:   /s/ Thomas J. Kuhn
                                           Name:  Thomas J. Kuhn
                                           Title: Senior Vice President,
                                                  General Counsel and
                                                  Secretary

                                       TICKETMASTER CORPORATION


                                       By:   /s/ Daniel. R. Goodman
                                           ------------------------
                                           Name:  Daniel R. Goodman
                                           Title: Executive Vice President,
                                                General Counsel and
                                                Assistant Secretary

                                INDEX TO EXHIBITS

     2.          Press release of USA Networks, Inc., dated June 22, 2000


-----------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).